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                                 Exhibit (a)(6)

[CENTENNIAL COMMUNICATIONS LETTERHEAD]

                                        For further information, please contact:

                                                           Thomas J. Fitzpatrick
                                                         Chief Financial Officer
                                                 Centennial Communications Corp.
                                                          3349 Route 138, Bldg A
                                                                  Wall, NJ 07719
                                                                  (732) 556-2220

                       CENTENNIAL COMMUNICATIONS ANNOUNCES
                             OPTION EXCHANGE PROGRAM

WALL, NJ - NOVEMBER 18, 2002 Centennial Communications Corp. (NASDAQ: CYCL) today announced the commencement of an employee stock option exchange program. This program offers Centennial employees who hold options with an exercise price of $12.15 per share or more the opportunity to cancel those options in exchange for new options on a 1-for-2 basis. That is, participants will receive 1 new option for every 2 options cancelled. The new options will be granted at least six months and one day after the date the existing options are cancelled and will have an exercise price equal to the average of the high and low price of the Company's common stock on that date. The terms and conditions of the exchange offer are set forth in a Tender Offer Statement on Schedule TO that Centennial filed today with the Securities and Exchange Commission.

As of November 13, 2002, the Company had 95,696,036 shares outstanding. The Company estimates that options covering approximately 3,509,600 shares of common stock are eligible for cancellation under this program.

"We designed this option exchange program to align the interests of managers and shareholders and to create an incentive for these employees to remain with us and attain our business and financial objectives," said Michael J. Small, chief executive officer.

Centennial is one of the largest independent wireless telecommunications service providers in the United States and the Caribbean with approximately 17.1 million Net Pops and approximately 883,800 wireless subscribers. Centennial's U.S. operations have approximately 6.0 million Net Pops in small cities and rural areas. Centennial's Caribbean integrated communications operation owns and operates wireless licenses for approximately 11.1 million Net Pops in Puerto Rico, the Dominican Republic and the U.S. Virgin Islands, and provides voice, data, video and Internet services on broadband networks in the region. Welsh, Carson Anderson & Stowe and an affiliate of the Blackstone Group are controlling shareholders of Centennial. For more information regarding Centennial, please visit our websites at www.centennialcom.com and www.centennialpr.net.

Cautionary statement for purposes of the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995: Information in this release that involves Centennial's expectations, beliefs, hopes, plans,


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projections, estimates, intentions or strategies regarding the future are forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include, but are not limited to: our substantial debt obligations; the availability and cost of additional capital to fund our operations, including the need to refinance and/or amend existing indebtedness; restrictive covenants and consequences of default contained in our financing arrangements, which limit how we conduct business; the competitive nature of the telecommunications industry in the areas in which we operate; market prices for wireless services may continue to decline in the future; general economic, business, political and social conditions in the areas in which we operate, including the less developed Caribbean region; continued overbuilding by personal communications service providers in our U.S. wireless markets and the effects of increased competition in our markets, which may cause a reduction in roaming revenues, increased subscriber cancellations, a continued reduction of prices charged and lower average revenue per subscriber; our dependence on roaming agreements for a material portion of our U.S. wireless revenues and the continued price declines in roaming rates and potential reduction of roaming minutes of use; the ability to attract and retain qualified personnel; that our coverage areas are not as extensive as those of other wireless operators which may limit our ability to attract and retain customers; the effects of governmental regulation of the telecommunications industry; changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes; and other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to Centennial as of the date of the release.


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